Filed Pursuant to Rule 433

Registration Statement No. 333-117318

RENAISSANCERE HOLDINGS LTD.

6.60% SERIES D PREFERENCE SHARES

Final Term Sheet

Issuer:	RenaissanceRe Holdings Ltd.

Security Type:	6.60% Series D Preference Shares, par value $1.00 per share

CUSIP:	G7498P 40 8

Size:	12,000,000 shares

Trade Date:	December 12, 2006

Settlement Date:	December 15, 2006

Maturity:	Perpetual

Liquidation Preference:	$25 per share

Dividend Rate:	6.60% of the $25 per share liquidation preference per annum, cumulative from the Settlement Date and payable when, as and if declared by the board of directors

Dividend Payment Dates:	March 1, June 1, September 1 and December 1 of each year commencing March 1, 2007

Redemption:

On or after December 1, 2011, in whole or in part, at $25 per share, plus accrued and unpaid dividends.

At any time prior to December 1, 2011, in whole but not in part, upon submission to the common shareholders of a proposal concerning an amalgamation or submission of any proposal for any other matter that requires, as a result of change in Bermuda law, the approval of the holders of the preference shares at the time outstanding, at a redemption price of $26 per share, plus accrued and unpaid dividends, if any, to the date of redemption.

Capital Replacement:	We intend, to the extent that the preference shares provide us with rating agency equity credit at the time of any redemption or repurchase, to redeem or repurchase (or to cause another person or entity to purchase) the preference shares with amounts that include net proceeds received by us from the sale or issuance, during the 180-day period prior to the notice date for such action, to third-party purchasers of securities that would provide at least as much equity credit as the preference shares at that time (determined in accordance with the standards as then in effect of a majority of the rating agencies).

Public Offering Price:	$25 per share; $300,000,000 total

Joint Book Running Managers:	Citigroup Global Markets Inc. Wachovia Capital Markets, LLC

Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated; Morgan Stanley & Co. Incorporated; UBS Securities LLC; Banc of America Securities LLC; Deutsche Bank Securities Inc.; HSBC Securities (USA) Inc.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the ‘‘SEC’’) for the offering to which this communication relates. Before you invest, you should read the prospectus for this offering in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or Wachovia Capital Markets, LLC toll-free at 1-866-289-1262. Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.